UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

(Amendment No. 4)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

MINDSPEED TECHNOLOGIES, INC.

(Name of Subject Company)

MINDSPEED TECHNOLOGIES, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

602682205

(CUSIP Number of Class of Securities)

Raouf Y. Halim

Chief Executive Officer

Mindspeed Technologies, Inc.

4000 MacArthur Boulevard, East Tower

Newport Beach, California 92660-3095

(949) 579-3000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Robert Kornegay

Robert Ishii

Wilson Sonsini Goodrich & Rosati

Professional Corporation

12235 El Camino Real, Suite 200

San Diego, California 92130-3002

(858) 350-2300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the “SEC”) on November 19, 2013 (as amended or supplemented from time to time, the “Statement”) by Mindspeed Technologies, Inc., a Delaware corporation (“Mindspeed” or the “Company”). The Statement relates to the tender offer by Micro Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of M/A-COM Technology Solutions Holdings, Inc., a Delaware corporation (“Parent” or “MACOM” and together with Purchaser, the “Offerors”), disclosed in the Tender Offer Statement on Schedule TO (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser and Parent with the SEC on November 19, 2013, pursuant to which Purchaser has offered to purchase all of the issued and outstanding shares of Mindspeed common stock, $0.01 par value per share (the “Shares” or the “Common Stock”), at a purchase price of $5.05 per Share, net to the holder thereof in cash (the “Offer Price”), without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2013 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal” which, together with the Offer to Purchase, as each may be amended or supplemented from time to time in accordance with the Merger Agreement, constitute the “Offer”). A copy of the Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Statement, respectively.

Capitalized terms used, but not otherwise defined, in this Amendment shall have the meanings ascribed to them in the Statement. The information in the Statement is incorporated into this Amendment by reference to all applicable items in the Statement, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 9. Exhibits.

Item 9 of the Statement is hereby amended and supplemented by adding the following exhibits:

Incorporated by Reference
Exhibit No.	Exhibit	Form	File Date	Exhibit or File No.	Filed Herewith	Furnished Herewith

(a)(5)(M)	Notice to Holders of Company Stock-Based Awards, dated December 10, 2013.				X

(a)(5)(N)	Notice to Holders of Options, dated December 10, 2013				X

(a)(5)(O)	FAQs Distributed to Employees of Mindspeed, dated December 10, 2013.				X

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MINDSPEED TECHNOLOGIES, INC.

By:	/s/ Brandi R. Steege
Name:	Brandi R. Steege
Title:	Senior Vice President and General Counsel

Dated: December 10, 2013